Exhibit 1

FOR IMMEDIATE RELEASE	2 June 2011

WPP PLC (“WPP”)

WPP acquires a majority stake in F.biz, the largest independent digital agency in Brazil

WPP announces it has acquired 70% of F. biz Ltda. (“F.biz”), the largest independent digital agency in Brazil. Following the acquisition of a majority stake, F.biz will be independently positioned as part of WPP Digital.

Founded in 1999, São Paulo based F.biz employs 200 people. Clients include Unilever, Campari, Vivo, Itaú and NetShoes.

F.biz’ unaudited revenues for the year ended 31 December 2010 were R$30.1 million, with unaudited gross assets at the same date of R$15.1 million.

This acquisition of the leading independent digital agency in the dynamic Brazilian market is central to WPP’s overall strategy of expanding its capabilities in the digital, direct and interactive disciplines and strengthening its presence in faster growing markets. Collectively, including associates, the Group employs over 4,500 people in Brazil, WPP’s eighth largest market, generating revenues of over R$1.1 billion. Based on the last two years’ billings figures*, WPP’s full-service agency networks rank one, two and three in Brazil, and as a Group, WPP ranks number one by a considerable distance with billings in 2010* of nearly R$11 billion.

*	Source: IBOPE Monitor Rate Card Billings

Contacts: Feona McEwan, WPP London Kevin McCormack,WPP New York	+44 20 7408 2204 +1 212 632 2200